

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

<u>Via E-Mail</u>
Renee Gilmore
President
Firemans Contractors, Inc.
2313 E Loop 820N
Fort Worth, Texas 76118

      Re: **Firemans Contractors, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed May 8, 2013
             File No. 000-54802

Dear Ms. Gilmore:

      This is to confirm that we completed our review of your filing on July 19, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Pamela Long

                    Pamela Long
                    Assistant Director

Cc: <u>Via E-Mail</u>
        William O'Neal, Esq.
        Nikolay Frolov